Klondex Announces Acquisition of Rice Lake Mine and Mill Complex

Vancouver, BC - December 17, 2015 - Klondex Mines Ltd. (TSX: KDX; NYSE MKT: KLDX) ("Klondex" or the "Company") is pleased to announce that it has entered into a definitive agreement to acquire the Rice Lake Mine and mill complex located near Bissett, Manitoba (collectively, “Rice Lake”) for US$32 million (the “Acquisition”).

The purchase price, which is subject to customary adjustments, is comprised of (i) US$20 million in cash and (ii) US$12 million in deferred payments in the form of a promissory note secured against Rice Lake and other purchased assets (the "Note"). The Note will have a principal amount of US$12 million with an annual interest rate of 4% and interest is payable monthly. Per the terms of the agreement, Klondex is required to pay US$4 million of the principal amount in each of the next three years on the anniversary of the closing date. Klondex may at its option repay the entire principal amount then outstanding at any time at no additional cost. The promissory note contains customary covenants.

Paul Andre Huet, Klondex’s President and Chief Executive Officer commented, “This acquisition represents an excellent opportunity for Klondex to acquire a production ready gold asset in a top ranking mining jurisdiction in Canada. Rice Lake is similar to the Midas acquisition in that we will not only benefit from the redeployment of equipment and other mining synergies with our existing operations, but we will also be able to apply our team’s demonstrated operational expertise to a deposit ideally suited for narrow vein underground mining techniques.” Huet continued, “Even with this acquisition, our number one strategic objective is to fill the Midas mill from our Nevada operations. Fire Creek and Midas continue to be our flagship assets and we will not lose our focus on these core properties.”

Key Highlights of the Acquisition:

•	Cash Transaction with Zero Dilution to Klondex Shareholders;

•	Production Ready Asset in a Top Ranked Mining Jurisdiction: Fully permitted operation consisting of three main deposits that comprise the Rice Lake Mine and a milling complex in Manitoba, Canada;

•	Leverages Klondex’s Technical Expertise in Narrow-vein Underground Mining: Klondex will apply the same principles used at Fire Creek and Midas at Rice Lake;

•
Extensive Surface and Underground Infrastructure: Approximately C$375 million in historical capital investment since 2007, including extensive underground development and a fully functional 2,500 tons per day milling facility;

•	Immediate Value Opportunities: Potential to re-process gold contained in tailings and redeploy excess equipment to Fire Creek and Midas as the Rice Lake Mine is “right-sized”;

•	Significant Exploration Opportunity and 400km2 Land Package: Several opportunities to extend mineralized zones down-dip and along strike as well as excellent targets for new discoveries; and

•
Proven Gold Production: Over 450 kozs of gold production since 2000; as of December 31, 2014, estimated proven and probable gold reserves were 455kozs and measured and indicated mineral resources were 634 kozs of gold and inferred mineral resources were 1,101 kozs of gold. (see "Rice Lake Historical Mineral Estimate" below)

Rice Lake Action Plan
Klondex intends to implement at Rice Lake the same grade and dilution control methods it has applied to the narrow veined Fire Creek and Midas operations. By applying a more selective mining approach to the Rice Lake operation, Klondex will reduce tonnage, minimize dilution and focus on producing higher margin ounces.

Transaction Overview
Under the terms of the agreement, Klondex will acquire 100% of Rice Lake along with certain related assets and equipment. In addition to Rice Lake, the Company is also acquiring a 50% interest in the Tully gold project located near Timmins, Ontario and approximately 43 million common shares in SGX Resources Inc., representing approximately 32% of the issued and outstanding common shares of SGX.

The Acquisition is expected to close by the end of the first quarter of 2016, subject to regulatory approvals and the satisfaction of other standard conditions precedent.

Rice Lake Overview
Rice Lake is an underground gold mining operation consisting of three underground deposits with a modern, fully-permitted 2,500 ton per day mill. Gold was originally discovered at Rice Lake in 1911 and intermittent mining operations since 1931 have produced more than 1.5 million ounces of gold.  Mining took place continuously from 2007 until May 2015 over which time in excess of C$375 million was invested into the property and approximately 390,000 ounces of gold were produced.  Mining ceased and the operation was placed on care and maintenance in May 2015.

Rice Lake Historical Mineral Estimate
A historical mineral estimate of the mineral reserves and resources for Rice Lake as of December 31, 2014 is shown below. These mineral reserves and resources were prepared by the prior owner in accordance with National Instrument 43-101 under the supervision of a qualified person. However, a qualified person from Klondex has not done sufficient work to classify this historical mineral estimate as current mineral reserves or mineral resources and Klondex is not treating such estimate as current mineral reserves or mineral resources. Klondex anticipates completing the work necessary to prepare and file an updated National Instrument 43-101 technical report after the transaction closes.

Historical Mineral Reserve and Resources Table

	Tons	Grade	Gold Oz
Reserves	(000s)	oz/ton	(000s)
Proven	214	0.192	41
Probable	2,415	0.172	414
Total Proven and Probable Reserves	2,629	0.173	455

Resources
Measured Resources	224	0.229	51
Indicated Resources	2,949	0.197	582
Measured and Indicated Resources	3,173	0.200	634
Inferred Resources	5,829	0.189	1,101

Notes:

1.
Historical estimate of mineral reserves and mineral resources as reported by San Gold Corporation (a prior owner of Rice Lake) in its Annual Information Form dated March 31, 2015 (the “San Gold AIF”) for the financial year ended December 31, 2014, which refers to the technical report dated effective February 4, 2013 and amended on February 25,

2013 (with an effective date of mineral resources and mineral reserves of December 31, 2012) as updated by subsequent press releases of San Gold, all of which are available at www.sedar.com under San Gold’s profile. The key assumptions, parameters and methods used to prepare the estimate are described in the San Gold AIF. As discussed in the San Gold AIF, mineral reserves and mineral resources were prepared by San Gold in accordance with NI 43-101 under the supervision of a qualified person.

2.
As discussed in the San Gold AIF, mineral reserves were calculated by San Gold using a gold price of C$1,350 per ounce. A cut-off grade of 4.11 g/tonne gold was used for estimating mineral reserves. A cut-off grade of between 2.74 and 3.43 g/tonne gold was used for estimating mineral resources. Proven and probable mineral reserves are included in the measured and indicated mineral resources.

3.
Inferred mineral resources are in addition to measured and indicated Resources. Inferred mineral resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates".

Advisors
GMP Securities is acting as financial advisor to Klondex on this transaction and Bennett Jones LLP is serving as legal advisor.

Conference Call Information and Presentation Materials
Klondex will conduct a conference call and webcast www.klondexmines.com to discuss the transaction announcement on December 17, 2015 at 9:00 a.m. Eastern time. A slide presentation to accompany the conference call will also be available at www.klondexmines.com.

Webcast: http://services.choruscall.ca/links/klondex20151217.html

Dial In:
Canada & USA Toll Free Dial In:     +1 800 319-4610
Toronto and International:         +1 416 915-3239
Outside of Canada & USA call:         +1 604 638-5340

Replay Numbers:
Canada & USA Toll Free:                             +1 855 669-9658 followed by 3599#
Outside Canada & USA Call:                      +1 604 674-8052 followed by 3599#
Available until end of day Thursday, December 24, 2015

Qualified Person
Scientific and technical information in this press release has been reviewed and approved by Brian Morris (AIPG CPG-11786), a "qualified person" within the meaning of NI 43-101.

About Klondex Mines Ltd. (www.klondexmines.com)
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two mineral properties: the Fire Creek project and the Midas Mine and milling facility, both of which are located in the State of Nevada, USA. Fire Creek is located approximately 100 miles south of Midas.

For More Information
John Seaberg
Senior Vice President, Investor Relations
O: 775-621-5512
M: 303-668-7991
jseaberg@klondexmines.com

Forward-looking Information
This press release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation, including but not limited to information about the timing and completion of the Acquisition, the satisfaction of conditions precedent to the Acquisition, the potential benefits of the Acquisition to Klondex and the ability of Klondex to create synergies with its existing operations. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. We assume no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond Klondex’s control, including risks associated with the failure to achieve the production guidance, operation risks, commodity price risks and other risks identified in Klondex’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively.

Cautionary Note Concerning Reserve & Resource Estimates
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). However, please see the discussion in this release regarding the Rice Lake Historical Estimate. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the U.S. Securities and Exchange Commission (the SEC”) set out in Industry Guide 7. In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards. This release also uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Consequently, reserve and resource information contained in this news release is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.